



First Quarter 2012 Earnings Call

MAY 4, 2012







Safe Harbor Statement/Regulation G Information

Some of the statements contained in today's presentation with respect to Pepco Holdings, Pepco, Delmarva Power and Atlantic City Electric, and each of their respective subsidiaries, are forward-looking statements within the meaning of the U.S. federal securities laws and are subject to the safe harbor created thereby and by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding each reporting company's intents, beliefs and current expectations. You can generally identify forward-looking statements by terminology such as "may," "might," "will," "should," "could," "expects," "intends," "assumes," "seeks to," "plans," "anticipates," "believes," "projects," "estimates," "predicts," "potential," "future," "goal," "objective," or "continue", the negative or other variations of such terms, or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause one or more reporting company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements. These forward-looking statements are qualified in their entirety by, and should be read together with, the risk factors included in the "Risk Factors" section and other statements in each reporting company's annual report on Form 10-K for the year ended December 31, 2011 (as amended) and other SEC filings, and investors should refer to this risk factor section and such other statements. The forward-looking statements contained herein are also qualified in their entirety by reference to, and should be read together with, the following important factors, which are difficult to predict, contain uncertainties, are beyond each reporting company's control and may cause actual results to differ materially from those contained in forward-looking statements: changes in governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities, and the recovery of purchased power expenses; the outcome of pending and future rate cases, including the possible disallowance of costs and expenses; the expenditures necessary to comply with regulatory requirements, including regulatory orders, and to implement reliability enhancement, emergency response and customer service improvement programs; possible fines, penalties or other sanctions assessed by regulatory authorities against Pepco Holdings' regulated utilities; weather conditions affecting usage and emergency restoration costs; population growth rates and changes in demographic patterns; changes in customer energy demand due to conservation measures and the use of more energy-efficient products; general economic conditions, including the impact of an economic downturn or recession on energy usage; changes in and compliance with environmental and safety laws and policies; changes in tax rates or policies or in rates of inflation; changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; rules and regulations imposed by, and decisions of, Federal and/or state regulatory commissions, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that influence each reporting company's business and profitability; pace of entry into new markets; volatility in customer demand for electricity and natural gas; interest rate fluctuations and the impact of credit and capital market conditions on the ability of a reporting company to obtain funding on favorable terms; and effects of geopolitical events, including the threat of domestic terrorism or cyber attacks. Any forward-looking statements speak only as to the date of this presentation and each reporting company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for a reporting company to predict all such factors, nor can any reporting company assess the impact of any such factor on such reporting company's business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing factors should not be construed as exhaustive.

PHI discloses net income from continuing operations and related per share data (both as historical information and earnings guidance) excluding certain items (non-GAAP financial information) because management believes that these items are not representative of PHI's ongoing business operations. Management uses this information, and believes that such information is useful to investors, in evaluating PHI's period-over-period performance. The inclusion of this disclosure is intended to complement, and should not be considered as an alternative to, PHI's reported net income from continuing operations and related per share data in accordance with accounting principles generally accepted in the United States (GAAP).

First Quarter Earnings per Share

	Three Months Ended March 31,	
	2012	2011
Net Income from Continuing Operations (GAAP)		
Net Income ($ in millions)	$ 68	$ 62
Earnings Per Share	$ 0.30	$ 0.27
Adjusted Net Income from Continuing Operations (Non-GAAP)		
Adjusted Net Income ($ in millions)	$ 68	$ 64*
Adjusted Earnings Per Share	$ 0.30	$ 0.28*

* Excludes $2 million, or $0.01 per share, of mark-to-market losses from Pepco Energy Services' retail energy economic hedging activities.

Construction Expenditures – First Quarter 2012

(Millions of Dollars)		Total
Distribution	$	150
Distribution - Blueprint (AMI)		15
Transmission		86
Transmission - Mid-Atlantic Power Pathway		4
Gas Delivery		5
Information Technology		5
Corporate Support and Other		15
Total Power Delivery	**$**	**280**

Note: Amounts are net of reimbursement pursuant to awards from the U.S. Department of Energy under the American Recovery and Reinvestment Act of 2009.

Advanced Metering Infrastructure (AMI)

	Pepco		Delmarva Power	
	DC	**MD**	**MD**	**DE**
Electric meter installation*	• 95% complete; to be completed 2Q2012 • Regulatory asset approved	• 23% complete; to be completed 4Q2012 • Regulatory asset approved	• Business case submitted, awaiting PSC order	• Complete • Regulatory asset approved
Electric meter activation	• 47% activated; to be completed in 2012	• 1% activated; to be completed 1Q2013	• N/A	• Complete
AMI Customer Benefits – When did they start?	• Online access to energy usage data – 2Q2011 • Outage detection – 2Q2011 • Online Bill to Date & Projected Bill – 4Q2011	• Online access to energy usage data – 4Q2011 • Outage detection – 4Q2011 • Online Bill to Date & Projected Bill – 4Q2011	• N/A	• Online access to energy usage data – 1Q2010 • Outage detection – 1Q2010 • Online Bill to Date & Projected Bill – 4Q2011
Critical Peak Rebate form of dynamic pricing*	• Final form pending; proposed phase-in for residential customers to begin in 2012	• Approved in concept; phase-in for residential customers to begin in 2012	• Approved in concept pending AMI deployment authorization	• Approved; phase-in for residential customers to begin in 2012

* Deferred in New Jersey

Distribution Rate Cases – Pending
Pepco – District of Columbia

(Millions of Dollars)	Case No. 1087 Pepco - DC(1)
Test Period	6 mos. actual 6 mos. forecast ended 9/30/11
Adjusted Rate Base	$1,172.0
Equity Ratio	49.2%
Return on Equity (ROE)	10.75%
Revenue Requirement Increase(2)	$42.5
Residential Total Bill % Increase	5.3%
Revenue Requirement Equating to 25 Basis Point Change in ROE	$2.4

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)
- Fully forecasted test years

	Procedural Schedule(3)
Initial Filing Date	7/8/11
Intervenors Testimony	12/14/11
Rebuttal Testimony	1/16/12
Evidentiary Hearings	1/30 - 2/3/12
Supplemental Intervenors Testimony	4/25/12
Supplemental Rebuttal Testimony	5/22/12
Evidentiary Hearings	6/11 - 6/12/12
Initial Briefs	6/25/12
Reply Briefs	7/9/12
Expected Timing of Decision	Q3-2012

(1) Current filed position as of October 29, 2011
(2) Intervenors revenue requirements are as follows: Washington Metropolitan Area Transit Authority (WMATA) $33.9M based on 9.9% ROE; Apartment and Office Building Association (AOBA) $25.3M based on 9.2% ROE; Office of People's Counsel (OPC) $8.8M based on 9.0% ROE.
(3) Amended procedural schedule as of March 21, 2012

Pepco Holdings Inc

Note: See Safe Harbor Statement at the beginning of today's presentation.

6

Distribution Rate Cases – Pending
Delmarva Power – Maryland

(Millions of Dollars)

	Case No. 9285 Delmarva Power - MD		Procedural Schedule
Test Period	12 mos. actual ending 12/31/11	Initial Filing Date	12/9/11
Adjusted Rate Base	$399.2	Intervenors Testimony	3/19/12
Equity Ratio	49.9%	Rebuttal Testimony	4/6/12
Return on Equity (ROE)	10.75%	Evidentiary Hearings	Weeks of 4/23, 4/30 & 5/7/12
Revenue Requirement Increase*	$25.2		
Residential Total Bill % Increase	5.6%	Initial Briefs	5/24/12
Revenue Requirement Equating to 25 Basis Point Change in ROE	$0.9	Reply Briefs	6/6/12
		Expecting Timing of Decision	7/6/12

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)
- Fully forecasted test years

* Intervenors revenue requirements are as follows: PSC Staff $8.4M based on 7.90% ROE; Office of People's Counsel (OPC) $217,000 based on 8.50% ROE.

Distribution Rate Cases – Pending
Pepco – Maryland

(Millions of Dollars)

	Case No. 9286 Pepco - MD		Procedural Schedule
Test Period	6 mos. actual 6 mos. forecast ending 12/31/11	Initial Filing Date	12/16/11
		Intervenors Testimony	3/23/12
Adjusted Rate Base	$1,001.7	Rebuttal Testimony	4/11/12
Equity Ratio	50.4%		
Return on Equity (ROE)	10.75%	Evidentiary Hearings	Weeks of 4/23, 4/30 & 5/7/12
Revenue Requirement Increase*	$68.4		
Residential Total Bill % Increase	4.0%	Initial Briefs	5/31/12
Revenue Requirement Equating to 25 Basis Point Change in ROE	$2.0	Reply Briefs	6/13/12
		Expected Timing of Decision	7/13/12

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)

- Fully forecasted test years

* Intervenors revenue requirements are as follows: PSC Staff $425,000 based on 7.90% ROE; Office of People's Counsel (OPC) $3.4M based on 8.50% ROE.

Distribution Rate Cases – Pending Atlantic City Electric – New Jersey

(Millions of Dollars)	Docket No. ER11080469 ACE - NJ[1]		Procedural Schedule
Test Period	12 mos. actual ending 12/31/11	Initial Filing Date	8/5/11
		Intervenors Testimony	4/25/12
Adjusted Rate Base	$987.1	Rebuttal Testimony	5/23/12
Equity Ratio	48.9%	Evidentiary Hearings	6/18 - 6/25/12
Return on Equity (ROE)	10.75%		
Revenue Requirement Increase[2]	$79.5	Initial Briefs	7/16/12
Residential Total Bill % Increase	5.0%	Reply Briefs	7/30/12
Revenue Requirement Equating to 25 Basis Point Change in ROE	$2.4	Expected Timing of Decision	Q4-2012

Regulatory lag mitigation measure proposed in a separate filing made October 18, 2011:

- Requests the continuance and expansion of the recently completed Infrastructure Investment Program (IIP)
- Allows recovery of non-revenue generating infrastructure investment through a special rate outside of a base rate filing
- Under the IIP, Atlantic City Electric proposes to recover reliability-related capital expenditures of $63 million, $94 million and $81 million, in 2012, 2013 and 2014, respectively

(1) Current filed position as of February 24, 2012
(2) Intervenors revenue requirements are as follows: Rate Counsel $8.1M based on 9.50% ROE

Distribution Rate Cases – Pending Delmarva Power – Delaware Electric

(Millions of Dollars)	Docket No. 11-528 DPL Electric - DE		Procedural Schedule
Test Period	6 mos. actual 6 mos. forecast ending 12/31/11	Initial Filing Date	12/2/11
		Intervenors Testimony	5/15/12
Adjusted Rate Base	$600.0	Rebuttal Testimony	6/21/12
Equity Ratio	49.5%	Evidentiary Hearings	7/30 - 8/1/12
Return on Equity (ROE)	10.75%		
Revenue Requirement Increase	$31.8*	Initial Briefs	TBD
Residential Total Bill % Increase	5.0%	Reply Briefs	TBD
Revenue Requirement Equating to 25 Basis Point Change in ROE	$1.2		

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)
- Fully forecasted test years

* As permitted by Delaware law, Delmarva Power implemented an interim rate increase of $2.5 million on January 31, 2012, and plans to implement the remaining $29.3 million of its requested increase on July 2, 2012, subject to refund.

Pepco Energy Services – Business Development and Marketing Update

- PES has signed $173 million of new energy services contracts in the first quarter of 2012

- Prospective project development pipeline is currently at $423 million

- PES continues to grow its business development staff

- Economic environment slowed contract signings with state and local governments in 2011 and first quarter 2012



Contracts Signed and Prospective Project Pipeline
(Millions of Dollars)

Legend: ■ Contract Signings ■ Prospective Project Pipeline ▨ Prospective Project Pipeline – DC Water

DC Water CHP Project

Project Summary
- 15 MW Combined Heat and Power (CHP) facility
- Uses biogas from DC Water's water treatment process to produce steam and electricity
- Contract value
  – Construction: $82 million
  – O&M: $89 million
- O&M phase: 15 years
- DC Water's advanced water treatment process is the first of its kind in the U.S. and will be the world's largest

Schedule
- Contract signed February 2012
- Construction begins July 2012
- Construction completion December 2014; 15-year operating term begins in 2015





Earnings Per Share Variance – Three Months Ended March 31

	Three Months Ended March 31,				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other	Total PHI
2011 Earnings (loss) per share from Continuing Operations (GAAP) (1)	$ 0.21	$ 0.05	$ 0.03	$ (0.02)	$ 0.27
2011 Adjustment (2)					
• Pepco Energy Services Retail Energy Supply – Net Mark-to-market Losses	–	0.01	–	–	0.01
2011 Adjusted earnings (loss) per share from Continuing Operations (Non-GAAP)	0.21	0.06	0.03	(0.02)	0.28
Change from 2011 Adjusted earnings (loss) per share from Continuing Operations					
Regulated Operations					
• Distribution Revenue					
- Weather (estimate) **(3)**	(0.03)	–	–	–	(0.03)
- Rate Increases	0.01	–	–	–	0.01
• Network Transmission Revenue	0.01	–	–	–	0.01
• ACE BGS (primarily unbilled revenue)	(0.01)	–	–	–	(0.01)
• Standard Offer Service Margin	(0.01)	–	–	–	(0.01)
• Operation & Maintenance	(0.01)	–	–	–	(0.01)
• Depreciation	(0.01)	–	–	–	(0.01)
• Other, net	0.01	–	–	–	0.01
Pepco Energy Services					
• Retail Energy Supply	–	(0.01)	–	–	(0.01)
• Energy Services	–	(0.01)	–	–	(0.01)
Other Non-Regulated	–	–	–	–	–
Corporate and Other	–	–	–	0.03	0.03
Net Interest Expense	(0.01)	–	–	–	(0.01)
Income Tax Adjustments	0.05	–	0.01	–	0.06
2012 Earnings per share from Continuing Operations (GAAP) (4)	$ 0.21	$ 0.04	$ 0.04	$ 0.01	$ 0.30

(1) The 2011 weighted average number of basic and diluted shares outstanding was 225 million.
(2) Management believes the non-GAAP adjustment is not representative of the Company's ongoing business operations.
(3) The effect of weather compared to the 20-year average weather is estimated to have decreased earnings by $0.03 per share.
(4) The 2012 weighted average number of basic and diluted shares outstanding was 228 million.

2012 Financing Activity

Equity Issuance - Completed

- Forward equity transaction; entered into March 5, 2012
  - 17.92 million shares priced at $19.25 per share
  - Forward settlement within 12 months of March 5, 2012
  - Approximate net proceeds of $332.9 million* to be used to:
    - Make capital contributions to utility subsidiaries
    - Repay short-term debt
    - Fund working capital needs
    - Other general corporate purposes
- Dividend Reinvestment Plan/Employee Savings Plan (ongoing, approximately $40 million annually)

Debt Issuance - Completed

- Pepco issued $200 million of first mortgage bonds on April 4, 2012
  - 3.05% annual fixed interest rate due April 1, 2022
  - Net proceeds used to:
    - Redeem all $38.3 million of Pepco's outstanding 5.375% tax exempt bonds due 2024
    - Repay Pepco's commercial paper which was issued to temporarily fund capital expenditures and working capital
    - Other general corporate purposes

Debt Issuance - Remaining

- Delmarva Power - $150 - $250 million

* **Based on the public offering price, less the underwriting discount. Additionally, the proceeds will be further adjusted for dividends paid and forward share financing costs. Actual net proceeds will vary depending upon the time of settlement.**

2012 Earnings Guidance



The guidance range excludes:

- The results of discontinued operations and the impact of any special, unusual or extraordinary items

- The after tax net mark-to-market effects of economic hedging activities associated with the retail energy supply business at Pepco Energy Services

The guidance range assumes/includes:

- Normal weather conditions

  * **See Appendix for reconciliation of GAAP earnings per share to adjusted earnings per share.**

Appendix

Reconciliation of GAAP EPS to Adjusted EPS

		Year Ended December 31, 2011
Earnings per share of common stock from Continuing Operations (GAAP)	**$**	**1.15**
Adjustments:		
Mark-to-market losses from PES retail energy economic hedging activities		0.08
Effect of adopting a tax law change in District of Columbia		0.02
Adjusted earnings per share of common stock from Continuing Operations (Non-GAAP)	**$**	**1.25**

Note: See Regulation G information at the beginning of today's presentation.